UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

LONGBOARD PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

54300N103
(CUSIP Number)

Margaret M. Madden, Esq.
Senior Vice President and Corporate Secretary,
Chief Governance Counsel
Pfizer Inc.
235 East 42nd Street
New York, New York 10017
(212) 733-2323

Copy to:

DLA Piper LLP (US)
The Marbury Building
6225 Smith Ave
Baltimore, MD 21209-3600
(410) 580-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 11, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO: 54300N103	Page 2 of 9

1.	NAMES OF REPORTING PERSONS Pfizer Inc. (“Pfizer”)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,978,540 shares of Common Stock, $0.0001 par value per share (“Common Stock”) held by Arena Pharmaceuticals, Inc., a wholly-owned subsidiary of Pfizer.
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,978,540 shares of Common Stock held directly by Arena Pharmaceuticals, Inc., a wholly-owned subsidiary of Pfizer.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,978,540(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%(2)
14.	TYPE OF REPORTING PERSON CO

(1) Represents 3,978,540 shares held directly by Arena Pharmaceuticals, Inc. (“Arena”). Pfizer may be deemed to have beneficial ownership over such shares since Arena is a wholly-owned subsidiary of Pfizer.

(2) The percentage is calculated based on 17,215,350 shares of Common Stock outstanding as of February 28, 2022, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed on March 3, 2022.

CUSIP NO: 54300N103	Page 3 of 9

1.	NAMES OF REPORTING PERSONS Arena Pharmaceuticals, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,978,540 shares of Common Stock
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,978,540 shares of Common Stock
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,978,540
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.1%(1)
14.	TYPE OF REPORTING PERSON CO

(1) The percentage is calculated based on 17,215,350 shares of Common Stock outstanding as of February 28, 2022, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, filed on March 3, 2022.

CUSIP NO: 54300N103	Page 4 of 9

Item 1.	Security and Issuer
This statement on schedule 13D (the “Statement”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Longboard Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 4275 Executive Square, Suite 950, La Jolla, California 92037. The Issuer’s shares of Common Stock are listed on The Nasdaq Global Market under the ticker symbol “LBPH”.

Item 2.	Identity and Background
(a) – (c) This statement is being jointly filed by the following persons (collectively, the “Reporting Persons”):
(i)Pfizer Inc., a Delaware corporation (“Pfizer”). The principal business address of Pfizer is 235 E. 42nd Street, New York, NY 10017. Pfizer is a research-based, global biopharmaceutical company.
(ii)Arena Pharmaceuticals, Inc., a Delaware corporation (“Arena”). The principal business address of Arena is 136 Heber Avenue, Suite 204, Park City, Utah 84060. Arena is a wholly-owned subsidiary of Pfizer.
Set forth on Schedule I hereto, which is incorporated herein by reference, is the name, business address and principal occupation or employment and citizenship of each of the Reporting Persons’ directors and executive officers.
(d) – (e) During the last five years, none of the Reporting Persons nor any person named in Schedule I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The jurisdiction of organization of each of the Reporting Persons is set forth in subsection (a) above. The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.

Item 3.	Source and Amount of Funds or Other Consideration
Effective as of March 11, 2022, Pfizer acquired all of the outstanding shares of Arena at a price of $100 per share in an all-cash transaction for the aggregate purchase price of approximately $6.7 billion (the “Acquisition”). As a result of the Acquisition, Arena is a wholly-owned subsidiary of Pfizer. Arena is the holder of record of 3,978,540 shares of Common Stock of the Issuer (the “Shares”).

Item 4.	Purpose of Transaction
The information set forth in or incorporated by reference in Items 3 of this Statement is incorporated by reference in its entirety into this Item 4. Pfizer acquired beneficial ownership of the Shares following the completion of the Acquisition. Arena acquired the Shares following the formation of the Issuer in January 2020 as Arena Neuroscience, Inc. to advance a portfolio of centrally acting product candidates designed to be highly selective for specific G protein-coupled receptors (GPCRs). The Issuer was organized and initially wholly-owned by Arena until it changed its name and launched as an independent company in October 2020. The Reporting Persons will review and intend to continue to review their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may, jointly or individually, from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of the Shares. The Reporting Persons may pursue any such transactions at any time and from time to time without prior notice, and such transactions will depend upon a variety of factors, including current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, tax considerations and other factors.  Except as otherwise set forth in this Item 4, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.  Notwithstanding the foregoing, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters.

CUSIP NO: 54300N103	Page 5 of 9

Item 5.	Interest in Securities of the Issuer

The information set forth in or incorporated by reference in Items 2, 3, 4 and on the cover pages of this Statement is incorporated by reference in its entirety into this Item 5.
(a)—(b)    As of the date of the Statement, the Reporting Persons hold 3,978,540 shares of Common Stock, representing approximately 23.1% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by the Reporting Persons is based on 17,215,350 shares of Common Stock issued and outstanding as of February 8, 2022, reported as outstanding in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, as filed with the U.S. Securities and Exchange Commission on March 3, 2021.
Arena holds the Shares of record; however, because Arena is a wholly-owned subsidiary of Pfizer, Arena and Pfizer are both deemed to beneficially own the Shares, sharing both voting and dispositive power with respect to the Shares.
(c) Except as reported in the Statement, none of the Reporting Persons nor any of the individuals listed on Schedule I has effected any transactions in the Common Stock during the past sixty (60) days.
(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
    Arena is party to an Investors’ Rights Agreement by and among the Issuer and certain of its stockholders dated October 27, 2020 (the “Rights Agreement”). The Rights Agreement provides that certain holders of the Issuer’s capital stock (the “Rights Holders”), including certain Rights Holders of at least 5% of the Issuer’s capital stock and entities affiliated with certain of the Issuer’s directors, shall have certain registration rights, as set forth below. The registration of shares of the Common Stock by the exercise of registration rights described below would enable the Rights Holders to sell these shares without restriction under the Securities Act when the applicable registration statement is declared effective. The Issuer is obligated to pay the registration expenses, other than underwriting discounts and commissions, of the shares registered by the demand, piggyback and Form S-3 registrations described below. The Issuer filed a Registration Statement on Form S-1 (File No. 333-253329),  with the U.S. Securities and Exchange Commission on February 19, 2021, as subsequently amended (the “Issuer’s Resale Registration Statement”).

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of shares such Rights Holders may include. The demand, piggyback and Form S-3 registration rights described below will expire three years after the effective date of the Issuer’s Resale Registration Statement registering shares under the Rights Agreement or with respect to any particular Rights Holder, such time after the effective date of the registration statement that such stockholder can sell all of its shares under Rule 144 of the Securities Act without limitation in a single transaction without registration.

Demand Registration Rights

The Rights Holders of an aggregate of 7,728,000 shares of the Common Stock (including Common Stock issuable upon conversion of the Issuer’s non-voting common stock) are entitled to certain demand registration rights. At any time beginning 180 days after the closing of the offering conducted pursuant to the Issuer’s Resale Registration Statement, the Rights Holders of at least 40% of these shares may request that the Issuer registers all or a portion of their shares. The Issuer is not required to effect more than two registration statements which are declared or ordered effective. With certain exceptions, the Issuer is not required to effect the filing of a registration statement during the period starting with the date of the filing of, and ending on a date 180 days following the effective date of the Issuer’s Resale Registration Statement.

Piggyback Registration Rights

After the offering pursuant to the Issuer’s Resale Registration Statement, in the event that the Issuer proposes to register any of its securities under the Securities Act, either for the Issuer’s own account or for the account of

CUSIP NO: 54300N103	Page 6 of 9
other Rights Holders, the Rights Holders of these shares will be entitled to certain piggyback registration rights allowing the Rights Holder to include their shares in such registration, subject to certain marketing and other limitations. As a result, whenever the Issuer proposes to file a registration statement under the Securities Act, other than with respect to a demand registration or a registration statement on Forms S-4 or S-8, the Rights Holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration, subject to limitations that the underwriters may impose on the number of shares included in the offering pursuant to the Issuer’s Resale Registration Statement.

Form S-3 Registration Rights

The Rights Holders of an aggregate of 7,728,000 shares of Common Stock (including Common Stock issuable upon conversion of the Issuer’s non-voting common stock) will be entitled to certain Form S-3 registration rights. Any holder of these shares can make a request that the Issuer registers their shares on Form S-3 if the Issuer is qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate gross proceeds of the shares offered would equal or exceed $4.0 million. The Issuer will not be required to effect more than two registrations on Form S-3 within any 12-month period.

Items 7.	Materials to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of March 21, 2022, by and between Pfizer Inc. and Arena Pharmaceuticals, Inc.
Exhibit 2
Investors’ Rights Agreement by and among Longboard Pharmaceuticals, Inc. (the "Registrant") and certain of its stockholders, dated October 27, 2020 (incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form S-1, as amended (File No. 333-253329), filed with the SEC on March 8, 2021).

CUSIP NO: 54300N103	Page 7 of 9

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2022
PFIZER INC.

By:    /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary

ARENA PHARMACEUTICALS, INC.

By:    /s/ Susan Grant
Name: Susan Grant
Title: Assistant Secretary

CUSIP NO: 54300N103	Page 8 of 9

Schedule I

Name, business address, present principal occupation or employment and place of citizenship of the directors and executive officers of the Reporting Persons

Executive Officers and Directors of Pfizer

The business address of each director and executive officer is c/o Pfizer Inc., 235 E. 42nd Street, New York, NY 10017. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Albert Bourla, DVM, Ph.D. Chairman and Chief Executive Officer	Chairman and Chief Executive Officer, Pfizer.
Ronald E. Blaylock Independent Director	Founder, Managing Partner of GenNx360 Capital Partners.
Susan Desmond-Hellman, M.D., M.P.H. Independent Director	Former Chief Executive Officer of the Bill & Melinda Gates Medical Research Institute.
Joseph J. Echevarria Independent Director	Retired Chief Executive Officer of Deloitte LLP.
Scott Gottlieb, M.D. Independent Director	Special Partner, New Enterprise Associates, Inc.’s Healthcare Investment Team and Resident Fellow of the American Enterprise Institute
Helen H. Hobbs, M.D. Independent Director
Investigator of the Howard Hughes Medical Institute
Professor of Internal Medicine and Molecular Genetics and Director of the McDermott Center for Human Growth and Development at the University of Texas Southwestern Medical Center.

Susan Hockfield, Ph.D. Independent Director	Professor of Neuroscience and President Emerita, Massachusetts Institute of Technology.
Dan R. Littman, M.D., Ph.D. Independent Director	Helen L. and Martin S. Kimmel Professor of Molecular Immunology at the Skirball Institute of Biomolecular Medicine of NYU Langone Medical Center. Investigator of the Howard Hughes Medical Institute
Shantanu Narayen Lead Independent Director	Chairman and Chief Executive Officer of Adobe Inc.
Suzanne Nora Johnson Independent Director	Retired Vice Chairman, Goldman Sachs Group, Inc.
James Quincey Independent Director	Chairman and Chief Executive Officer, The Coca-Cola Company. Country of citizenship is United Kingdom.
James C. Smith Independent Director	Retired President and Chief Executive Officer of Thomson Reuters Corporation.
William R. Carapezzi Executive Vice President, Global Business Services and Transformation	Executive Vice President, Global Business Services and Transformation, Pfizer.
Frank A. D’Amelio Chief Financial Officer, Executive Vice President	Chief Financial Officer, Executive Vice President, Pfizer.
Mikael Dolsten, M.D., Ph.D. Chief Scientific Officer and President, Worldwide Research, Development and Medical	Chief Scientific Officer and President, Worldwide Research, Development and Medical, Pfizer.
Lidia Fonseca Chief Digital and Technology Officer, Executive Vice President	Chief Digital and Technology Officer, Executive Vice President, Pfizer.

CUSIP NO: 54300N103	Page 9 of 9

Angela Hwang Group President, Pfizer Biopharmaceuticals Group	Group President, Pfizer Biopharmaceuticals Group, Pfizer.
Rady Johnson Chief Compliance, Quality and Risk Officer, Executive Vice President	Chief Compliance, Quality and Risk Officer, Executive Vice President, Pfizer.
Douglas M. Lankler General Counsel, Executive Vice President	General Counsel, Executive Vice President, Pfizer.
Aamir Malik Chief Business Innovation Officer, Executive Vice President	Chief Business Innovation Officer, Executive Vice President, Pfizer.
Michael McDermott Chief Global Supply Officer, Executive Vice President	Chief Global Supply Officer, Executive Vice President, Pfizer
William Pao, M.D., Ph.D. Chief Development Officer, Executive Vice President	Chief Development Officer, Executive Vice President, Pfizer.
Payal Sahni Becher Chief People Experience Officer, Executive Vice President	Chief People Experience Officer, Executive Vice President, Pfizer.
Sally Susman Chief Corporate Affairs Officer, Executive Vice President	Chief Corporate Affairs Officer, Executive Vice President Pfizer.

Executive Officers and Directors of Arena

The business address of each director and executive officer is c/o Pfizer Inc., 235 E. 42nd Street, New York, NY 10017. Unless otherwise indicated, each director and executive officer is a citizen of the United States.

NAME AND POSITION	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
Deborah Baron, Director, Vice President	Senior Vice President Worldwide Business Development, Pfizer
Margaret M. Madden, Director, Vice President and Secretary	Senior Vice President & Corporate Secretary, Chief Governance Counsel, Pfizer
Bryan A. Supran, Director, Vice President	Senior Vice President, Deputy General Counsel, Business Transactions, Pfizer
Michael Gladstone, President	Global President - Inflammation & Immunology, Pfizer
Brian McMahon, Vice President and Treasurer	Vice President & Assistant Treasurer, Pfizer Country of citizenship is Ireland